EXHIBIT 99.1

Colonial Commercial Corp. Announces Tender Offer
in Connection With Proposed Going Private Transaction

HAWTHORNE, New Jersey (July 9, 2009) – Colonial Commercial Corp. (“Colonial”) (OTC Bulletin Board: “CCOM,” “CCOMP”), today announced that subject to regulatory approvals it currently intends to make a tender offer for the purchase of any and all shares of its Convertible Preferred Stock at $1.25 per share.

This press release is informational only. It is not a tender or other offer to purchase Convertible Preferred Stock, nor is it a commitment to make a tender or other offer to purchase Convertible Preferred Stock.

If Colonial does make the contemplated tender offer, it will separately communicate the offer in a definitive tender offer statement that Colonial will file with the SEC and distribute to holders of Convertible Preferred Stock in accordance with applicable SEC regulations. The definitive tender offer statement and related documents will contain important information, including the purchase price and the other terms and conditions of the tender offer. Accordingly, security holders should carefully read the definitive tender offer statement and related documents before they make any decision with respect to the tender offer. The definitive tender offer statement and other documents that will be filed with the SEC in connection with any tender offer will be available, as and when filed, free of charge at the SEC’s web site at www.sec.gov. Colonial will also make these materials available free of charge to holders of Convertible Preferred Stock.

About Colonial Commercial Corp.

Colonial distributes heating, ventilating and air conditioning, (“HVAC”), equipment, parts and accessories, climate control systems, and plumbing and electrical supplies and equipment to professional contractors in the states of New York, New Jersey, Massachusetts, Connecticut and eastern Pennsylvania through its subsidiaries; Universal Supply Group, Inc., www.usginc.com, The RAL Supply Group, Inc., www.ralsupply.com, American/Universal Supply Division, www.ausupplyinc.com, and S&A Supply, Inc., www.sasupplyinc.com. These contractor customers purchase and install equipment and systems for residential, commercial and industrial users.  Colonial also provides control system design, custom control panel fabrication, technical field support, in-house training and climate control consultation for engineers and installers.  Colonial is a leader in the design of direct digital control systems and systems that control multi-location facilities through the Internet.

Colonial also distributes home appliances to dealer groups and appliance stores through its Goldman Universal division, and water filtration systems, parts and accessories and other products through its e-commerce store, www.procontractorstore.com, operated by RAL.  Colonial is headquartered in New Jersey, and, with its affiliates, operates out of 20 locations in its geographic trading area.  For more information on Colonial’s operations, products and/or services, please visit www.colonialcomm.com.

Safe Harbor Statement

This press release may contain certain statements of a forward-looking nature. Such statements are made pursuant to the “forward-looking statements” and “safe harbor” provisions within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange of 1934, as amended. The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. Colonial has no obligation to update such forward-looking statements. Actual results may vary significantly from these forward-looking statements.